Exhibit 99.79

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of April 8, 2021, is made by and among Mercer Park Brand Acquisition Corp. (the “Corporation”), Mercer Park Brand, L.P. (formerly know as Mercer Park CB II, L.P.) (“Mercer” or the “Sponsor”), the signatories listed as “Sponsor Parties” on the signature pages hereto (together with the Sponsor, in its capacity as such, the “Sponsor Parties”), the signatories listed as “Sellers” on the signature pages hereto and any holder of shares of Class B common stock of GH Group, Inc. that hereafter joins this Agreement pursuant to such holder’s execution of a joinder (the “Sellers”), and any other entity that hereafter joins this Agreement pursuant to the execution of a joinder (together with the Corporation, Sponsor, Sponsor Parties, and Sellers, each a “Party” and collectively the “Parties”).

WHEREAS, the Corporation, the Sellers, and GH Group, Inc., intend to enter into an agreement and plan of merger dated the date hereof (the “Merger Agreement”) by and among certain of the Parties, MPB Acquisition Corp. (“Buyer”), and MPB Mergersub Corp. (“Merger Sub”) in order to give effect to the Corporation’s qualifying transaction within the meaning of Section 10.16 of the Neo Exchange Listing Manual (the “Qualifying Transaction”);

WHEREAS, the Corporation wishes to provide the Parties with certain director nomination rights in the Corporation following the closing of the Qualifying Transaction as more fully described herein;

WHEREAS, in connection with the Qualifying Transaction, the Sponsor and certain of the Company Shareholders (as defined in the Merger Agreement) will receive certain earnout consideration from the Corporation upon achieving identified milestones as more fully described herein;

WHEREAS, the Sponsor Parties own SPAC Class B Shares (as defined in the Merger Agreement); and

WHEREAS, the Sponsor Parties have agreed to vote their SPAC Class B Shares in favor of adopting and approving the Qualifying Transaction and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained in this Agreement, the receipt and sufficiency of which is acknowledged, the Parties agree as follows:

ARTICLE 1

NOMINATION OF DIRECTORS; ELECTION OF OFFICERS

Section 1.1      Board Nomination Rights

i.	Notwithstanding anything to the contrary contained in any definitive agreement or other transaction document pertaining to the Qualifying Transaction and subject to the rules of any securities exchange on which the subordinate, restricted and limited voting shares in the capital of the Corporation (and any other share into which they convert or are otherwise exchanged, the “Shares”) may trade on or after the closing of the Qualifying Transaction, from and after the Closing until the date that is three (3) years after the closing date of the Qualifying Transaction the Sponsor, the Corporation and the Sellers shall take all reasonable actions (to the extent such actions are not prohibited by applicable law and within such Party’s control, and in the case of any action that requires a vote or other action on the part of the Board, to the extent such action is consistent with fiduciary duties that the Corporation directors may have in such capacity) which are necessary (“Necessary Action”) to cause the Board to be comprised of eight (8) directors and for those individuals to be nominated in accordance with this Section 1.1 as follows:

a.	The Sponsor shall, until the earlier to occur of (x) the date that is three (3) years after the closing date of the Qualifying Transaction and (y) the date upon which the Sponsor ceases to own at least 50% of the Shares owned by it at closing of the Qualifying Transaction (assuming forfeited shares continue to be owned), be entitled to nominate one (1) individual (the “Sponsor’s Director Nominee”), who shall initially be Jamie Mendola.

b.	Two (2) independent directors (for audit committee purposes within the meaning of the Canadian Securities Administrators’ National Instrument 52-110) shall be nominated upon the unanimous consent of Kyle Kazan, Graham Farrar, and the Sponsor (the “Independent Director Nominees”), which directors shall initially be Hector De La Torre and George Raveling.

c.	The Sellers shall be entitled to nominate four (4) individuals (the “Seller Director Nominees”), which directors shall initially be Kyle Kazan, Graham Farrar and two additional nominees who shall be independent (for audit committee purposes within the meaning of the Canadian Securities Administrators’ National Instrument 52-110), which additional nominees shall be Jocelyn Rosenwald and Humble Lukanga.

d.	Element 7 CA, LLC (“Element 7”) shall be entitled to nominate one (1) individual who shall be independent (for audit committee purposes within the meaning of the Canadian Securities Administrators’ National Instrument 52-110) (the “E7 Director Nominee”, and together with the Sponsor’s Director Nominee, the Independent Director Nominees, and the Seller Director Nominees, the “Nominees”), who shall initially be Bob Hoban.

ii.	The Parties shall be entitled to nominate their respective nominees as set forth in Section 1.1.i for election to the board of directors (the “Board”) at the applicable Corporation shareholders meeting by written notice to the Corporation given (i) in the case of an annual meeting of the shareholders of the Corporation, no less than 60 days prior to the one-year anniversary of the preceding year’s annual meeting date (provided, however, that, if no annual meeting of the Corporation’s shareholders was held in the preceding year, not later than the 60th day prior to such annual meeting or, if later, the tenth (10) day following the day on which public disclosure of such meeting was first made by the Corporation); provided, further, that if the date of the annual meeting of the shareholders of the Corporation is more than thirty (30) days before or more than sixty (60) days after such anniversary date, not later than the 60th day prior to such annual meeting or, if later, the tenth (10) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation), and (ii) in the case of a special meeting of the shareholders of the Corporation, not less than the later of 60 days prior to such special meeting or the tenth (10) day following the day on which public disclosure of the date of such special meeting was first made by the Corporation, which such notice shall include all information relating to the applicable Nominee(s) that is required to be disclosed in a proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors by a dissident in a contested election pursuant to Part 9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), any other applicable Canadian securities laws and the rules and regulations of the securities exchange on which the Shares are then listed (including such applicable Nominee’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected). If the applicable Parties shall elect to nominate a Nominee as provided in this Section 1.1, the Corporation shall, unless such Nominee fails to qualify to act as a director of the Corporation pursuant to the requirements of applicable law, including applicable Canadian securities laws and the rules and regulations of the securities exchange on which the Shares are then listed (i) include such Nominee as a nominee for election as a director of the Board at the applicable Corporation shareholders meeting in the Corporation’s proxy solicitation materials (including any form of proxy the Corporation distributes); and (ii) recommend to the Corporation’s shareholders that they vote in favor of such Nominee at such Corporation shareholders meeting.

iii.	For the avoidance of doubt, no Party shall be subject to any requirement that shareholders provide advance notice of, or comply with any other procedures governing, the nomination of individuals for election to the Board as provided in the Corporation’s articles, and each Nominee shall otherwise be nominated and remain a member of the Board in accordance with the Corporation’s articles and other policies determined from time to time by the Board for nominating directors.

iv.	Any Nominee must be qualified to act as a director of the Corporation pursuant to the applicable requirements under applicable law, including applicable Canadian securities laws, the rules of any securities exchange on which the Shares are then listed, and in compliance with any other applicable law and the Corporation’s articles.

v.	In the event that the applicable Parties do not nominate a Nominee at a particular meeting as provided in this Section 1.1, then the Corporation shall proceed with the applicable Corporation shareholder meeting and all further rights of such Parties to nominate such Nominee for election at such meeting shall terminate without any further action of the Parties.

vi.	In the event that the Parties entitled to nominate a Nominee desire to remove such Nominee from the Board, all of the other Parties shall, upon written notice from the Parties desiring such removal, take all Necessary Action to cause such Nominee to be removed. At such time as the Sponsor is no longer entitled to nominate a Nominee pursuant to Section 1.1.i.a, the Sponsor and the Corporation shall if requested by a majority of the remaining Nominees take all Necessary Action to cause the Sponsor’s Director Nominee to tender his or her resignation.

vii.	Any Nominee shall be subject to the Corporation’s customary due diligence process, including its review of a customary questionnaire and background check. Based on the foregoing, the Corporation may reasonably object to any such Nominee within fifteen (15) days of receiving such completed questionnaire and background check authorization, (a) provided it does so in good faith and (b) solely to the extent such objection is based upon any of the following: (i) such Nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) such Nominee was the subject of any order, judgment or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such Nominee from, or otherwise limiting his or her ability to, engage in (x) any type of business practice or (y) any activity in connection with the purchase or sale of any security or in connection with any violation of applicable securities laws; (Hi) such Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal, state or provincial authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (ii)(y), or to be associated with persons engaged in such activity; (iv) such Nominee was found by a court of competent jurisdiction in a civil action or by applicable securities authorities to have violated any federal, state or provincial securities law, and the judgment in such civil action or finding by such authorities has not been subsequently reversed, suspended or vacated; or (v) such Nominee was the subject of, or a party to, any federal, state or provincial judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal, state or provincial securities laws or regulations. In the event the Board reasonably finds any such Nominee to be unsuitable based upon one or more of the foregoing clauses (i) through (v) and reasonably objects to such Nominee, the Party(ies) that nominated such Nominee shall be entitled to propose a different Nominee to the Board within fifteen (15) days of the Corporation’s notice to such Party(ies) of its objection to such Nominee, and such replacement Nominee shall be subject to the review process outlined in this Section 1.1.vii.

Section 1.2      Officers

i.	Each Party shall take all Necessary Action to cause, as of immediately following the closing of the Qualifying Transaction, (a) Kyle Kazan to be appointed as the Chief Executive Officer of the Corporation, (b) Graham Farrar to be appointed as the President of the Corporation, and (c) Derrek Higgins to be appointed as the Chief Financial Officer of the Corporation.

ARTICLE 2

EARNOUT AND FORFEITURE

Section 2.1      Earnout and Forfeiture Provisions

i.	The ultimate number of the issued and outstanding Shares of the Corporation that were issued for nominal consideration and are held by the Sponsor Parties as the date hereof (the “Sponsor’s Founder Shares”) that are subject to forfeiture will be determined as follows:

a.	50% of the Sponsor’s Founder Shares (which equals 5,044,875 Shares) will be deemed earned upon closing of the Qualifying Transaction and not subject to forfeiture; and

b.	25% of the Sponsor’s Founder Shares (which equals 2,522,438 Shares) will be deemed earned based on meeting the following share price trading thresholds (the “Price Based Earnout Shares”):

i.	If within two (2) years following the closing of the Qualifying Transaction, the volume weighted average price per share of the Shares on the Neo Exchange Inc. or any other nationally recognized Canadian or United States stock exchange for twenty (20) consecutive trading days (the “20-day VWAP”) meets or exceeds $13.00 (as adjusted for stock splits, consolidations, extraordinary distributions and other customary events), the Sponsor Parties shall earn 2/3rds (66.66%) of the Price Based Earnout Shares; and

ii.	If within two (2) years following the closing of the Qualifying Transaction, the 20-day VWAP meets or exceeds $15.00 (as adjusted for stock splits, consolidations, extraordinary distributions and other customary events), the Sponsor Parties shall earn the remaining 1/3rd (33.34%) of the Price Based Earnout Shares.

In the event the Sponsor Parties have not earned any Price Based Earnout Shares under paragraphs (i) or (ii) above, the Sponsor shall promptly tender the unearned Price Based Earnout Shares to the Corporation for forfeiture for no consideration on the date that is the first business day that immediately follows the two (2)-year anniversary of the closing of the Qualifying Transaction. For each Price Based Earnout Share earned under paragraphs (i) or (ii) above, the Company Shareholders and the holders of Vested Exchanged Options (as defined in the Merger Agreement) (the “Vested Optionholders”) shall be entitled to receive, in the proportions set forth in the Merger Consideration Spreadsheet (as defined in the Merger Agreement), in the aggregate and not individually, 1.5 Buyer Exchangeable Shares (as defined in the Merger Agreement). Promptly following any such Buyer Exchangeable Shares becoming issuable to the Company Shareholders and the Vested Optionholders, the Corporation shall cause Buyer to deliver such Buyer Exchangeable Shares to the Exchange Agent (as defined in the Merger Agreement), to be held and delivered by the Exchange Agent to the Company Shareholders and the Vested Optionholders in accordance with Section 2.9 of the Merger Agreement.

c.	25% of the Sponsor’s Founder Shares (which equals 2,522,438 Shares) (the “Capital Based Earnout Shares”) will be deemed earned based on the amount of cash held by the Corporation at the closing of the Qualifying Transaction, such cash being equal to a minimum of $185.0 million, (i) before any cash consideration, as applicable, is payable for any additional acquisitions which may or may not occur in conjunction with or following the closing of the Qualifying Transaction, (ii) after any payments due and payable for the Corporation’s expenses (including those of Buyer and Merger Sub) related to the closing of the Qualifying Transaction, including all costs, fees, expenses and payments contingent on the closing of the Qualifying Transaction (the “Transaction Expenses”), (iii) after the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption (as defined in the Merger Agreement), (iv) after receipt by the Corporation of the Aggregate PIPE Proceeds (as defined in the Merger Agreement) and the proceeds from any additional PIPE or other equity or debt offerings (not including the Permitted Equity Financing (as defined in the Merger Agreement), and (v) after taking into account any debt or payables on the Corporation’s balance sheet as of the closing of the Qualifying Transaction (collectively, the “Closing Cash”), plus any net proceeds from equity or equity-linked financings (e.g., issuance of convertible debt, sale of common or preferred stock, etc.) closed by the Corporation within one (1) year following the closing of the Qualifying Transaction (the “Post Closing Cash”, together with the Closing Cash, the “Total Cash”, not to exceed an aggregate of $402.5 million).

The Capital Based Earnout Shares ultimately deemed earned by the Sponsor Parties shall be calculated based on the following formula (but in no event will more than 2,522,438 Capital Based Earnout Shares be deemed earned):

=	Total Cash - $185.0 million	*2,522,438
$202.5 million

Notwithstanding the above:

i.	in the event less than $185.0 million in Closing Cash is available immediately following the closing of the Qualifying Transaction, as reflected on the Corporation’s balance sheet, then no Capital Based Earnout Shares will be deemed earned by the Sponsor; and

ii.	in the event the 20-day VWAP reaches $17.00 (as adjusted for stock splits, consolidations, extraordinary distributions and other customary events) within two (2) years following the closing of the Qualifying Transaction, the Sponsor Parties shall be deemed to have earned 100% of the Capital Based Earnout Shares; provided that: (A) if the Closing Cash is less than $185.0 million, no Capital Based Earnout Shares will be deemed earned by the Sponsor Parties; and (B) if an Anti-Dilution Payment (as defined below) was paid to the Company Shareholders and the Vested Optionholders the amount of the Capital Based Earnout Shares to be deemed earned will be reduced by the amount of Shares issued to the Company Shareholders and the Vested Optionholders under the Anti-Dilution Payment (as defined below).

In the event the Sponsor Parties have not earned any Capital Based Earnout Shares, the Sponsor Parties shall promptly tender the unearned Capital Based Earnout Shares for forfeiture to the Corporation for no consideration (x) if the condition set forth in clause (i) is not satisfied, on the date of the closing of the Qualifying Transaction, and (y) otherwise, on the date that immediately follows the two (2)-year anniversary of the closing of the Qualifying Transaction.

d.	The Sponsor will use its reasonable best efforts to assist the Corporation with fundraising efforts and to leverage their capital markets expertise and relationships for a period of at least one (1) year after the closing of the Qualifying Transaction. In the event any Post Closing Cash is raised by the Corporation below $10.00 per Share in gross proceeds to the Corporation, the Company Shareholders and the Vested Optionholders will have the benefit of anti-dilution protection whereby the Company Shareholders and the Vested Optionholders shall be entitled to receive in the proportions set forth in the Merger Consideration Spreadsheet additional Buyer Exchangeable Shares (i) in an amount equal to the number of Shares issued at a price per share of less than $10.00 and (ii) at a price per share payable by the Company Shareholders and the Vested Optionholders equal to the price per share at which such shares were issued (the “Anti-Dilution Payment”). Promptly following any such Buyer Exchangeable Shares becoming issuable to the Company Shareholders and the Vested Optionholders, the Corporation shall cause Buyer to deliver such Buyer Exchangeable Shares to the Exchange Agent (as defined in the Merger Agreement), to be held and delivered by the Exchange Agent to the Company Shareholders and the Vested Optionholders in accordance with Section 2.9 of the Merger Agreement. Any Anti-Dilution Payment will be deducted from any Capital Based Earnout Shares otherwise earned or earnable by the Sponsor Parties, subject to a cap equal to the Capital Based Earnout Shares.

e.	The Corporation shall not intentionally take actions to seek to cause forfeiture to occur.

f.	If the conditions for more than one triggering event are met under Section 2.1, then all of the Shares to be earned and retained in connection with each such triggering event will be earned and retained by the Sponsor.

g.	If the Corporation consummates a transaction which results in the holders of Shares having the right to exchange their Shares for cash, securities or other property having a value per Share equaling or exceeding a 20-day VWAP threshold set forth above (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, their fair market value), the 20-day VWAP threshold will be considered met and the applicable Sponsor’s Founder Shares will be considered earned and retained and may participate in such transaction.

h.	Each of the Corporation and the Sponsor Parties shall take all actions that are reasonably necessary or advisable to reflect the forfeiture of any Sponsor’s Founder Shares that are forfeited pursuant to this Section 2.1.

i.	Without limiting any other transfer restrictions that may apply to the Sponsor’s Founder Shares, no Sponsor Party shall be permitted to transfer, sell, or otherwise dispose of, directly or indirectly, any Sponsor’s Founder Shares unless and until such Sponsor’s Founder Shares are earned in accordance with this Section 2.1 (except to a controlled affiliate which agrees to be bound by such provisions).

ARTICLE 3

GENERAL

Section 3.1     Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 3.2     Merger Agreement Support

a.	Each Sponsor Party will vote all SPAC Class B Shares that it holds in favor of the transactions contemplated by the Merger Agreement and all other matters set forth in the SPAC Resolution (as defined in the Merger Agreement). When a meeting of shareholders is held to approve the transactions contemplated in the Merger Agreement, each Sponsor Party will appear at such meeting or otherwise cause the SPAC Class B Shares held by it to be counted as present for the purpose of establishing a quorum at such meeting.

b.	Without limiting any other transfer restrictions that may apply to the SPAC Class B Shares, each Sponsor Party agrees that from and after the date hereof until the closing of the Qualifying Transaction or the earlier termination of the Merger Agreement in accordance with its terms, such Sponsor Party shall not, without the prior written consent of the Sellers, transfer, sell or otherwise dispose of any SPAC Class B Shares now owned or held, or hereafter acquired, directly or indirectly, by such Sponsor Party except as reasonably necessary or desirable in connection with completing the Qualifying Transaction (and without adversely affecting any of the forfeiture provisions hereof); provided that no such transfer, sale or disposition shall be effective unless and until the transferee agrees in writing to be bound by the obligations set forth in Section 3.2.a with respect to the subject SPAC Class B Shares.

Section 3.3     Expenses

The Corporation shall bear all Transaction Expenses incurred in connection with and prior to the closing of the Qualifying Transaction to the extent not paid prior to or at the closing of the Qualifying Transaction, including, without limitation, those expenses incurred by the Sponsor on behalf of the Corporation.

Section 3.4     Currency

All references to “$” are to U.S. dollars unless otherwise stated.

Section 3.5     Enurement

This Agreement becomes effective when executed by the parties. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns. Notwithstanding anything herein to the contrary, the Company Shareholders shall be express third party beneficiaries of Section 2.1 and the Sellers’ Representative (but no other Company Shareholders) shall be entitled to enforce Section 2.1 on behalf of the Company Shareholders.

Section 3.6     Entire Agreement

This Agreement, together with the Merger Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to the subject matter of this Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 3.7     Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (i) the legality, validity or enforceability of the remaining provisions of this Agreement, or (ii) the legality, validity or enforceability of that provision in any other jurisdiction.

Section 3.8     Further Assurances

Each of the parties covenants and agrees to do such things, to attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

Section 3.9     Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail or other transmission method and any counterpart so delivered is deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 3.10     Remedies

Each party acknowledges and agrees that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each party agrees not to plead sufficiency of damages as a defence in such circumstances.

Section 3.11     Joinder

Any holder of shares of Class B common stock of GH Group, Inc. may become a party to this Agreement by executing and delivering a joinder agreement, in form and substance reasonably satisfactory to the Corporation and the Sellers, and shall thereafter be deemed a “Seller” for all purposes hereunder. The Sellers shall use reasonably best efforts following the date hereof to cause Element 7 to execute and deliver a joinder agreement to this Agreement, in form and substance reasonably satisfactory to the Corporation and the Sellers, and following such execution and delivery Element 7 shall be deemed a “Party” for all purposes hereunder.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above.

MERCER PARK BRAND ACQUISTION CORP.

By:	/s/ Lou Karger
Name:
Title:

MERCER PARK BRAND, L.P., by its general partner

By:	/s/ Lou Karger
Name:
Title:

SPONSOR PARTIES:

/s/ Charles Miles
Charles Miles

/s/ Sean Goodrich
Sean Goodrich

SELLERS:

THE ENTRUST GROUP INC. FBO KYLE D. KAZAN

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Authorized Signatory

JOCELYN MAY ROSENWALD TRUST DATED DECEMBER 18, 1997

By:	/s/ Jill Rosenwald
Name:	Jill Rosenwald
Title:	Co-Trustee

By:	/s/ Walter Parker
Name:	Walter Parker
Title:	Co-Trustee

/s/ Jocelyn Rosenwald
Jocelyn Rosenwald

GRAHAM S. FARRAR 2000 LIVING TRUST ESTABLISHED FEBRUARY 2, 2000

By:	/s/ Graham Farrar
Name:	Graham Farrar
Title:	Trustee